SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 17, 2007

IBERDROLA, S.A.

(Exact name of registrant as specified in its charter)

Cardenal Gardoqui, 8

48008 Bilbao

Spain

(Address of principal executive offices)

Copies to:

Michael S. Immordino

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44 20 7710 1000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Exhibit Index

Exhibit Number	Description
Exhibit 99.1	Press release dated May 17, 2007 regarding Iberdrola’s acquisition of UK regasification capacity

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IBERDROLA, S.A.
(Registrant)

By	/s/ JULIAN MARTINEZ-SIMANCAS
Name: Julián Martínez-Simancas
Title: General Secretary and Board Secretary

Date: May 17, 2007

Exhibit 99.1

17th May 2007	PRESS release

In National Grid Auction

IBERDROLA ACQUIRES UK REGASIFICATION CAPACITY OF UP TO 2.75 BILLION CUBIC METRES

Exploiting opportunities arising after the integration with ScottishPower

•        The contract not only ensures supplies to ScottishPower but provides opportunities to optimise IBERDROLA’s gas supply portfolio

•        IBERDROLA is Spain’s number-two gas retailer by 2006 data with a 15% share of the non-regulated sector, and also the country’s top investor in new gas infrastructures

IBERDROLA has signed a contract with Britain’s National Grid plc to obtain annual regasification capacity of up to 2.75 bcm starting in October 2010.

In an auction held by National Grid, IBERDROLA acquired part of the new capacity at the Isle of Grain LNG importation terminal in Kent, Britain’s sole operational onshore LNG regasification plant , which is to be expanded by an additional 6.7 bcm/yr by 2010.

IBERDROLA, which submitted a preliminary bid in the first quarter of last year, confirmed its intentions with a formal offer at the end of 2006, following the announcement of its recommended offer for ScottishPower which was completed on April 23.

IBERDROLA’s acquisition of regasification capacity reflects new opportunities afforded by the ScottishPower takeover. The contract will not only ensure gas supplies to the Scottish utility, but will give the Company a sufficient surplus to optimise its LNG supply portfolio and compete in other international markets.

Both IBERDROLA and its ScottishPower unit are strongly positioned in the gas business. The Scottish firm supplies some two million customers in the UK, representing a 9% market share, and thanks to long-term contracts to receive North Sea gas by pipeline, it also has storage capacity for 2.7 bcm in Britain and the United States.

➢ Communication Division

In Spain, IBERDROLA has become the second-largest distributor of gas and the leading developer of gas infrastructure. It supplies 15% of total demand in the non-regulated market segment, which encompasses its own combined cycle plants, with a managed capacity of 5,600 MW, and also a large roster of industrial, commercial and domestic consumers.

In 2006 the Company accounted for 20% of all Spain’s LNG imports, or 3.2 million tonnes, via 101 landings of LNG carriers in the ports of Bilbao, Huelva and Sagunto.

These supplies are the result of long-term contracts signed in recent years. In 2006 shipments from Nigeria LNG and Snohvit were added to those from Sonatrach, ENI and GNA. The company also made several purchases on the international spot market.

Nigeria has supplied 43% of Iberdrola’s gas, followed by, Algeria (28%), Egypt (18%), Trinidad and Tobago (6%), Qatar (4%) and Libya (1%). This diversity makes supplies more secure and flexible, and also complies with current gas legislation limiting purchases to 60% of total requirements from a single supplier.

Last year IBERDROLA was Spain’s largest investor in new gas infrastructure, as a 25% stakeholder in the regasification plant operated by Bizkaia Gas (BBG) in Bilbao, and a 30% partner in the SAGGAS plant in Sagunto. At the end of the year it increased its stake to 20% in the MEDGAZ gas pipeline, now under construction.

➢ Communication Division

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola S.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Iberdrola, S.A. and otherwise, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.

Although Iberdrola, S.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Iberdrola, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Iberdrola, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Iberdrola, S.A. to the Comisión Nacional del Mercado de Valores.

Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola, S.A. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola, S.A. or any of its members, directors, officers, employees or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included herein are based on information available to Iberdrola, S.A. on the date hereof. Except as required by applicable law, Iberdrola, S.A. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

➢ Communication Division